                                                                      EXHIBIT 21

                    SUBSIDIARIES OF AMERISTAR CASINOS, INC.

 1. Cactus Pete's, Inc., a Nevada corporation, dba Cactus Pete's Resort Casino and The Horseshoe Hotel & Casino

 2. Ameristar Casino Vicksburg, Inc., a Mississippi corporation

 3. Ameristar Casino Council Bluffs, Inc., an Iowa corporation

 4. Ameristar Casino Las Vegas, Inc., a Nevada corporation

 5. A.C. Food Services, Inc., a Nevada corporation

 6. Ameristar Casino St. Louis, Inc., a Missouri corporation

 7. Ameristar Casino St. Charles, Inc., a Missouri corporation

 8. Ameristar Casino Kansas City, Inc., a Missouri corporation

 9. AC Harrisburg Development, Inc., a Pennsylvania corporation

10. Richmond Street Development, Inc., a Pennsylvania corporation

11. Ameristar Casino Black Hawk, Inc., a Colorado corporation, dba Mountain High Casino